UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-103647

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

3Power Energy Group Inc.
Full name of Registrant

N/A
Former name if applicable

100 Wall Street, 21st Floor
New York, NY  10005
Address of principal executive office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As of the date of this Report, Mr. Toby Durrant is serving as the Registrant’s Chief Executive Officer and Chief Financial Officer, as well as the Registrant’s Chief Investment Officer.  From February 25, 2011 until May 13, 2011, Mr. Durrant was the sole officer of the Registrant.  From June 2, 2011 until August 10, 2011, Mr. Riccardo Valentini served as the Registrant’s Chief Executive Officer and Chief Financial Officer.  Mr. Durrant has resumed serving in these capacities.  As a result of the transition of the Registrant’s Chief Executive Officer and Chief Financial Officer duties, the process of compiling and processing the information required to be included in the Form 10-Q for the quarter ended June 30, 2011 could not be completed without incurring undue hardship and expense.  The Registrant expects the Form 10-Q to be filed within the extension period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Toby Durrant	(11 44)	203 318 2995
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

3Power Energy Group Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2011	By:	/s/ Toby Durrant
Name: Toby Durrant
Title: Acting Principal Executive Officer and Acting Principal Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).